Faraday Future Intelligent Electric Inc.

18455 S. Figueroa Street

Gardena, CA 90248

May 15, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E

Washington, DC 20549

Attn: Evan Ewing and Erin Purnell

Re:	FARADAY FUTURE INTELLIGENT ELECTRIC INC.
Amendment No. 1 to Registration Statement on Form S-1 Filed
May 2, 2025
File No. 333-284613

Dear Mr. Ewing and Ms. Purnell,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated May 8, 2025 (the “Comment Letter”) to Faraday Future Intelligent Electric, Inc. (the “Company”) with respect to Amendment No.1 to the Registration Statement on Form S-1 the Company filed with the Commission on May 2, 2025 (the “Registration Statement”).

This letter provides the Company’s response to the Staff’s comment contained in the Comment Letter. The response to the Staff’s comment is set forth in bold below, after the Staff’s comment to the Company. Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith, reflecting responses of the Company to the comment received from the Staff.

Amendment No. 1 to Registration Statement on Form S-1
General

1.	We note that the March SPA’s second, third and fourth closings have not yet occurred and are subject to the closing condition that the closing price of your common stock be equal or greater than $1.00 at the time of each closing. Further, we note that the adjustments to the conversion price, the alternate conversion and the alternate conversion floor amount appear to protect the selling securityholders from being truly at market risk. With respect to the future closings, it is unclear whether the company has completed a Section 4(a)(2)-exempt sale of securities to the selling securityholders such that the selling securityholders were at market risk at the time of the filing of the resale registration statement. Please clarify if you are registering shares underlying notes to be issued in future closings and, if so, provide your analysis regarding how registration is appropriate given the unissued notes and the conversion adjustment provisions. In your analysis, consider the guidance set forth in Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: We thank the Staff for the comment. After the Company’s careful consideration, the Company decided to register in Amendment No. 2 only shares of the Company’s Common Stock, par value $0.0001 per share, issuable upon conversion of the unsecured convertible notes and exercise of the accompanying common warrants issued at the first closing. We also kindly advise the Staff that the Company is also registering shares of the Company’s Common Stock underlying unsecured convertible notes issued by the Company pursuant to that cerain Securities Purchase Agreement, dated December 21, 2024, by and among the Company and the purchasers party thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 23, 2024.

Faraday Future Intelligent Electric Inc.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the Global General Counsel of the Company at scott.graziano@ff.com, or M. Ali Panjwani of Pryor Cashman LLP, outside counsel to the Company, at mpanjwani@pryorcashman.com (Tel: 212-421-4100).

Very truly yours,

By:	/s/ Matthias Aydt
Name:	Matthias Aydt
Title:	Co-Global Chief Executive Officer